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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (AMENDMENT NO. 1)


                           AER ENERGY RESOURCES, INC.

                                (Name of Issuer)

   COMMON STOCK, NO PAR VALUE                              000944-10-8
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 (Title of class of securities)                           (CUSIP number)

                             JEFFREY E. TABAK, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153
                                 (212) 310-8000
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(Name, address and telephone number of person authorized to receive notices and communications)

                                  MARCH 3, 2000
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             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].



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NY2:\885596\04\66228.0233
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
-----------------------------------------------------------              --------------------------------------------------------
CUSIP No. 000944-10-8                                           13D                                            Page 2
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                 ODYSSEY PARTNERS, L.P.
                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON
----------------------   -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [ ]
                                                                                                               (b) [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  N/A
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                                     [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                                  Delaware
----------------------    -------------------------------------------------------------------------------------------------------

      NUMBER OF                  7                SOLE VOTING POWER:                                            1,346,055
       SHARES             -------------------     -------------------------------------------------------------------------------

     BENEFICIALLY                8                SHARED VOTING POWER:                                          0 (See Item 5)
      OWNED BY            -------------------     -------------------------------------------------------------------------------

        EACH                     9                SOLE DISPOSITIVE POWER:                                       1,346,055
      REPORTING           -------------------     -------------------------------------------------------------------------------

     PERSON WITH                 10               SHARED DISPOSITIVE POWER:                                     0 (See Item 5)
----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                                1,346,055
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                                                                      [ ]
----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                        5.4%
----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                                                                    PN
----------------------    -------------------------------------------------------------------------------------------------------

SEE INSTRUCTIONS BEFORE FILLING OUT!


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           This Amendment No. 1 amends the Schedule 13D filed by Odyssey
Partners, L.P. As required by Rule 13d-2(e) of the Exchange Act, this amendment also restates, to the extent relevant, the entire text of the Schedule.

Item 1. Security and Issuer.

           This statement relates to the common stock, no par value ("Common Stock") of AER Energy Resources, Inc. (the "Issuer"). The address of the principal executive offices of the Issuer is 4600 Highlands Parkway, Suite G, Smyrna, Georgia 30082.

Item 2. Identity and Background.

           This statement is filed on behalf of Odyssey Partners, L.P., a Delaware limited partnership ("Odyssey"). Odyssey's principal executive office is located at 280 Park Avenue, 21st Floor, West Tower, New York 10017. Odyssey is a private investment partnership, which announced in January 1997 that it has determined to liquidate and dissolve.

           Odyssey has six general partners (individually, a "General Partner" and, collectively, the "General Partners"): Leon Levy, Jack Nash, Joshua Nash, Stephen Berger, Brian Wruble and Nash Family Partnership, L.P., a New York limited partnership. The business address of each General Partner is 280 Park Avenue, 21st Floor, West Tower, New York 10017. The principal occupations of Leon Levy, Jack Nash and Brian Wruble (each of whom is a citizen of the United States) are to serve as general partners of Odyssey.

           The principal occupation of Joshua Nash (who is a citizen of the United States) is to serve (i) as the sole member and manager of a limited liability company that is a general partner of Ulysses Partners, L.P. ("Ulysses Partners"), (ii) as the managing member of two affiliated limited liability companies, one which provides administrative services to Ulysses Partners and the other which provides investment advisory services to Ulysses Offshore Fund, Ltd. ("Ulysses Offshore"), and (iii) as a general partner of Odyssey. The principal business of each of Ulysses Partners and Ulysses Offshore is investments. The business address of Ulysses Partners is 280 Park Avenue, 21st Floor, West Tower, New York 10017, and the business address of Ulysses Offshore is Goldman Sachs (Cayman) Trust, Limited, Harbour Center, 2nd Floor, North Church Street, P.O. Box 896, George Town, Grand Cayman, Cayman Islands. The principal business of Nash Family Partnership, L.P. is investments. The general partner of Nash Family Partnership, L.P. is Joshua Nash.

           The principal occupation of Stephen Berger (who is a citizen of the United States) is to serve (i) as a member of a limited liability company that is the sole general partner of Odyssey Investment Partners Fund, LP ("Partners Fund"), (ii) as a member and an employee of a limited liability company that provides investment management services to Partners Fund and (iii) as a general partner of Odyssey. The principal business of Partners Fund is investments. The business address of Partners Fund is 280 Park Avenue, 38th Floor, West Tower, New York 10017.

           During the last five years, neither Odyssey nor any General Partner has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or it was or is subject to a judgment, decree or final order enjoining future


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violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

           On November 9, 1994, Odyssey purchased of 125,000 shares of Common Stock in a public offering, for an aggregate purchase price of $656,250, which funds were derived from Odyssey's working capital. The remaining shares of Common Stock of the Issuer beneficially owned by Odyssey were acquired in a private purchase from the Issuer on July 17, 1992.

           All or part of the of the shares of Common Stock beneficially owned by Odyssey may from time to time be pledged with banking institutions or brokerage firms as collateral for loans made by such banks or brokers to Odyssey. Such loans bear interest at a rate based upon the brokers' call rate from time to time in effect.

Item 4. Purpose of Transaction.

           Odyssey acquired the shares of Common Stock for investment purposes. Subject to availability at prices deemed favorable by Odyssey, Odyssey may purchase additional shares of Common Stock from time to time in the open market, privately negotiated transactions, or otherwise. Odyssey also may dispose of any or all of the shares of Common Stock beneficially owned by it in the open market, in privately negotiated transactions, or otherwise.

           Except as set forth above, neither Odyssey, nor, to the best knowledge of Odyssey, any General Partner, has any present plans or intentions which relate to or would result in any of the actions described in subparagraphs
(a) through (j) of Item 4 of Schedule 13D

Item 5. Interest in Securities of the Issuer.

           (a) The responses of Odyssey to Rows (11) through (13) of the cover page of this Amendment No. 1 are incorporated herein by reference. As of the close of business on March 10, 2000, Odyssey beneficially owned 1,346,055 shares of Common Stock, representing approximately 5.4% of the outstanding shares of Common Stock (the outstanding shares of Common Stock, 24,850,263, being based on the number of shares outstanding as of February 15, 2000, as reported in the Issuer's annual report on Form 10-K for the fiscal year ended December 31,
1999).

           To the best knowledge of Odyssey, none of the General Partners own any shares of Common Stock, other than indirectly, as a general partner of Odyssey.

           (b) The responses of Odyssey to (i) Rows (7) through (10) of the cover page of this Amendment No. 1 and (ii) Item 5(a) hereof are incorporated herein by reference. All General Partners (excluding the Nash Family Partnership, L.P.) share voting and dispositive power over such shares.


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           (c) During the past 60 days, Odyssey effected the following transactions in the Common Stock:

  Date of              Amount of            Price per            Where and
Transaction            Securities             Share             How Effected
-----------            ----------             -----             ------------
  3/1/00                    29,500 shares     $5.132           OTC BB (sale)
  3/2/00                    76,200 shares     $4.604           OTC BB (sale)
  3/3/00                   110,300 shares     $3.789           OTC BB (sale)
  3/6/00                   189,500 shares     $3.559           OTC BB (sale)
  3/7/00                    65,500 shares     $3.340           OTC BB (sale)
  3/8/00                   103,500 shares     $2.734           OTC BB (sale)
  3/9/00                   172,500 shares    $2.9463           OTC BB (sale)
  3/10/00                   84,000 shares     $3.328           OTC BB (sale)


           (d) Two former employees of Odyssey have the right to receive a portion of the dividends from, and a portion of the proceeds from the sale of, the shares of Common Stock beneficially owned by Odyssey.

           (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

           All or part of the securities of the Issuer beneficially owned by Odyssey may from time to time be pledged with banking institutions or brokerage firms as collateral for loans made by such banks or brokerage firms to Odyssey.

Item 7. Material to be Filed as Exhibits.

           None.


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                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 10, 2000

                                   ODYSSEY PARTNERS, L.P.


                                   By:       Jack Nash
                                      -----------------------------------------
                                      Name:  Jack Nash
                                      Title: General Partner




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